SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)


                           Tidelands Oil & Gas Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   886405109
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                                 (CUSIP Number)


                                 Robert S. May
                        6305 Waterford Blvd., Suite 300
                         Oklahoma City, Oklahoma 73118
                                 (405) 858-9800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 23, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.886405109                   13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Impact International, L.L.C.
EIN:  05-0564752
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                                                              00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Oklahoma
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                            9,199,980

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                               0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                            9,199,980

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       9,199,980
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     Up to 14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                                                              00
________________________________________________________________________________

________________________________________________________________________________
Item 1. Security and Issuer.

     This Schedule 13D relates to common stock ("Common Stock") of Tidelands Oil & Gas Corporation, a Nevada corporation (the "Issuer"), including the Common Stock that Impact International, L.L.C. ("Impact).
________________________________________________________________________________
Item 2. Identity and Background.

     (a) Name: This Schedule 13D is filed by Impact International, L.L.C., an Oklahoma limited liability company.

     (b) Principal business address: The principal business address and address of the principal officers of Impact is 6305 Waterford Blvd., Suite 300, Oklahoma City, Oklahoma 73118.

     (c) Criminal convictions: Impact has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (d) Civil Proceedings: Impact has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

     Impact was the holder of the Warrant which was originally issued on April 26, 2003. The Warrant was amended effective May 26, 2004 in connection with a transaction by which Impact sold its seventy-two percent (72%) limited partnership interest in Reef Ventures, L.P. to the Issuer pursuant to a Purchase and Sale Agreement effective as of May 25, 2004 (the "Purchase and Sale Agreement"). The final conditions to closing of the Purchase and Sale Agreement were satisfied on June 18, 2004.

     Under the amended terms of the Warrant, 7,500,000 shares of Common Stock of the Issuer ("Shares") remained issuable under the Warrant at an exercise price is $0.335 per Share. Pursuant to the terms of the Warrant as amended, the Issuer agreed to use its best efforts to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission under the Registration Rights Agreement between the Issuer and Impact dated April 16, 2003, as amended relating to the Shares acquired by Impact under the Warrant as amended. On December 17, 2004, the Issuer filed a Registration Statement on Form SB-2, which was subsequently amended on April 20, 2005. The Registration Statement became effective on May 27, 2005. Pursuant to the terms of the Warrant, after the Registration Statement became effective Impact exercised the Warrant for $7,500,000 shares Impact tendered payment in the form of a promissory note in the amount of $2,512,000. The note will reduce and offset the principal balance owed to Impact by the Issuer under the Purchase and Sale Agreement.
________________________________________________________________________________
Item 4. Purpose of Transaction.

     No change.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a) As of June 23, 2005, Impact owned an aggregate principal amount of 9,199,980 shares of the Issuer's Common Stock.

     (b) Impact has the sole power to direct the disposition and direct the vote of all 9,199,980 shares of Common Stock that it owns.

     (c) Impact has effected the following transactions in the Issuer's Common Stock in the last sixty (60) days:

           (i) On May 9, 2005, Impact was issued 500,000 shares of the Issuer's Common Stock on a net issue basis (i.e., without payment of cash) pursuant to the terms of the Warrant.

          (ii) On June 3, 2005, Impact sold 32,000 shares at prices ranging from $1.67 to $1.75 per share.

         (iii) On June 6, 2005, Impact sold 4,000 shares at prices ranging from $1.62 to $1.68 per share.

          (iv) On June 7, 2005, Impact sold 2,500 shares at prices ranging from $1.60 to $1.67 per share. (v) On June 8, 2005, Impact sold 1,000 shares at $1.63 per share.

     (d)  None.

     (e)  None.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change.

________________________________________________________________________________
Item 7. Materials to be Filed as Exhibits.

     None
________________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMPACT INTERNATIONAL, L.L.C.


                                          By:  JERRY L. WILLIAMS
                                               Jerry L. Williams, Manager